


06012814

640 Great South Road
Manukau City
Private Bag
92-106
Auckland
New Zealand
Telephone
64 9 262 6000
Facsimile
64 9 262 6099

www.chh.com

21 April 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Attention: Mr Michael Coco

Re: Carter Holt Harvey Limited
12g3-2(b) Information
File No. 82-34900

Dear Sir

Enclosed please find information that Carter Holt Harvey Limited ("CHH") is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act; and
- that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that CHH is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +64-9-262-6089.

Yours sincerely

Shehnaz Hajati
Manager - Company Secretarial

shehnaz.hajati@chh.co.nz

4/25


CarterHoltHarvey

CARTER HOLT HARVEY LIMITED

12g3-2(b) Information

FILE NUMBER
82-34900

CARTER HOLT HARVEY LIMITED

FILE NUMBER 82-34900

Information and documents made public, distributed to Shareholders or filed with NZX, ASX, Companies Office or ASIC from 9 March 2006 to 20 April 2006

Date	Document	Tab
5 April 2006	Change of Director's Interest Notice	1
4 April 2006	ASX Release - Removal of Carter Holt Harvey from Official list	2
4 April 2006	Disclosure of Director's Relevant Interest	3
31 March 2006	Substantial Security Holder Notice from Rank Group	4
30 March 2006	NZX Release - Delisting of Carter Holt Harvey securities	5
29 March 2006	Substantial Security Holder Notice from Rank Group	6
29 March 2006	Change of Director's Interest Notice	7
29 March 2006	Application to NZX to delist Carter Holt Harvey Limited	8
28 March 2006	ASX Release - Carter Holt Harvey Suspension from Official quotation	9
28 March 2006	Disclosure of Director's Relevant Interest	10
24 March 2006	NZX Release - will suspend trading in CAH ordinary shares on 31 March 2006	11
24 March 2006	Acquisition Notice from Rank Group given to Carter Holt Harvey Limited shareholders	12
23 March 2006	S&P downgrades Carter Holt Harvey	13
23 March 2006	Disclosure of Oficers Relevant Interest	14
22 March 2006	Change of Director's Interest Notice	15
21 March 2006	Substantial Security Holder Notice from Rank Group	16
20 March 2006	Substantial Security Holder Notice from Rank Group	17
17 March 2006	Substantial Security Holder Notice from Rank Group	18
17 March 2006	Rank Group Investments - Notice of Dominant Ownership	19
17 March 2006	Rank Group Investments - Notice Offer is Unconditional	20
16 March 2006	Substantial Security Holder Notice from Rank Group	21
16 March 2006	Disclosure of Oficer's Relevant Interest	22
15 March 2006	Change of Director's Interest Notice	23

MetRule 3.19A.2

Appendix 3Y



Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	29 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited. On 17 March 2006, Rank Group Investments Limited became the dominant owner in Carter Holt Harvey Limited. Accordingly, Rank Group Investments Limited has a relevant interest in the shares acquired pursuant to the takeover offer dated 20 February 2006 and the shares acquired pursuant to the compulsory acquisition provisions set out in Part 7 of the Takeovers Code.
Date of change	29 March 2006 – 4 April 2006
No. of securities held prior to change	1,252,831,484
Class	Ordinary shares
Number acquired	25,324,260
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.75 per share
No. of securities held after change	1,278,155,744

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisitions represents shares acquired pursuant to the compulsory acquisition provisions set out in Part 7 of the Takeovers Code in respect of 25,324,260 shares.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	




ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

4 April 2006

Carter Holt Harvey Limited

REMOVAL FROM OFFICIAL LIST

Carter Holt Harvey Limited (the "Company") will be removed from the official list of Australian Stock Exchange Limited as from the close of trading on Wednesday, 5 April 2006, at the request of the Company under listing rule 17.11, following compulsory acquisition by Rank Group Investments Limited under its takeover offer.

Security Code: CHY

A. Smythe

Adrian Smythe
Senior Adviser, Issuers (Sydney)





DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Graeme Richard Hart
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	Rank Group Limited / Rank Group Investments Limited
4. Position you hold in the issuer	Director
5. Date of this disclosure notice	04-Apr-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Rank Group Investments Limited is (or will become) the registered owner of the Carter Holt Harvey shares subject to this disclosure. Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial relevant interest arising through Graeme Hart directly or indirectly owning all the shares in Rank Group Limited which in turn owns Rank Group Investments Limited.

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	28-Mar-06
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	28-Mar-06 to 03-Apr-06
12. Number of transactions (as required by regulation 12(2), if applicable)	1,631
13. Nature or type of transaction (as required by regulation 11(1)(a))	Carter Holt Harvey Limited shares acquired by Rank Group Investments Limited, pursuant to the compulsory acquisition provisions set out in Part 7 of the Takeovers Code.
14. Consideration (as required by regulation 10)	$2.75 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,227,384,817
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	49,567,843

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	As at 11.59pm on 3 April 2006, Rank Group Investments Limited has a beneficial relevant interest in 1,276,952,660 ordinary shares in Carter Holt Harvey.

G. Signature (as required by regulation 14)

[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☐
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Graeme Richard Hart
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	Rank Group Limited / Rank Group Investments Limited
4. Position you hold in the issuer	Director
5. Date of this disclosure notice	04-Apr-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Rank Group Investments Limited became the dominant owner (as that term is defined in the Takeovers Code) of Carter Holt Harvey on 17 March 2006. Accordingly, Rank Group Investments Limited holds the right to acquire all of the ordinary shares in Carter Holt Harvey that it does not own at the date of this notice pursuant to Part 7 of the Takeovers Code. Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Non-beneficial relevant interest arising through Graeme Hart directly or indirectly owning all the shares in Rank Group Limited which in turn owns Rank Group Investments Limited.

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	28-Mar-06
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	17-Mar-06
12. Number of transactions (as required by regulation 12(2), if applicable)	1
13. Nature or type of transaction (as required by regulation 11(1)(a))	Right to acquire the outstanding shares in Carter Holt Harvey pursuant to Part 7 of the Takeovers Code.
14. Consideration (as required by regulation 10)	$2.75 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	Rank Group Investments Limited holds a beneficial relevant interest in 1,276,952,660 ordinary shares in Carter Holt Harvey.
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	Rank Group Investments Limited holds a non-beneficial relevant interest in 31,647,387 ordinary shares in Carter Holt Harvey.

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	As at 11.59pm on 21 March 2006, Rank Group Investments Limited has a relevant interest in 1,308,600,047 ordinary shares in Carter Holt Harvey.

G. Signature (as required by regulation 14)

(4)

Form 1

Reg. 4

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [✓] Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))
- [✓] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. **Carter Holt Harvey Limited**
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland, New Zealand
Address of substantial security holder

Greg Horton
Contact name for queries

+64 9 921 4300
Telephone number

2*. **1,308,600,047**
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

100%
Total percentage

CAH – Ordinary shares
Class of voting securities

ONE
Number of votes attached to each voting security in that class

3*.

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
1,274,496,635 Number of voting securities of the class in which a beneficial relevant interest is held	**34,103,412** Number of voting securities of the class in which a non-beneficial relevant interest is held
97.39% Percentage held at date of THIS notice	**2.61%** Percentage held at date of THIS notice
96.01% Percentage held at date of LAST notice (if any)	**3.99%** Percentage held at date of LAST notice (if any)

4*.

DETAILS OF EACH RELEVANT INTEREST		DETAILS OF EACH RELEVANT INTEREST	
5*. **Rank Group Investments Limited** Name(s) of registered holder(s)		Name(s) of registered holder(s)	
6*. **30 March 2006 – 31 March 2006** Date(s) of transaction(s)		**5(1)(d)** Provision(s) of section 5	**30 March 2006 – 31 March 2006** Date(s) of transaction(s)
7*. **18,104,414** Number of voting securities	**$2.75** Consideration (expressed in NZ$)	**18,104,414** Number of voting securities	**N/A** Consideration (expressed in NZ$)

Beneficial Holding:

On 20 February 2006, Rank Group Investments Limited ("Rank") made a full takeover offer ("Offer") for all of the shares in Carter Holt Harvey Limited ("CHH") that it did not own at the date of the Offer. The Offer closed on 21 March 2006. Rank now holds beneficial title to the CHH shares in respect of which acceptances were received from CHH shareholders in accordance with the terms of the Offer. On 17 March 2006, Rank became the dominant owner in CHH.

The change in Rank's beneficial holding represents shares acquired to date pursuant to the compulsory acquisition provisions set out in Part 7 of the Takeovers Code.

Non-beneficial holdings:

Rank holds the right to acquire all of the remaining shares in CHH that it does not own at the date of this notice pursuant to Part 7 of the Takeovers Code.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice .... ☐

is not required to be filed .... ☑

has already been filed with the notice dated .... ☐

9*.

Nil	29 March 2006	N/A
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	Nathanael William Starrenburg	31 March 2006
Signature (unless filed by electronic means other than facsimile)	Full name	Date


NZX
REGULATION



30 March 2006

NZX Regulation Announcement
Carter Holt Harvey Limited (CAH)
Delisting of Securities

NZX Regulation advises that at the request of Carter Holt Harvey Limited (CAH), NZXR has approved the delisting of CAH from the NZSX market.

As per the NZXR announcement released on 24 March 2006, trading in CAH securities will be suspended at close of business Friday, 31 March 2006.

CAH will be delisted from the NZSX market at close of business Wednesday, 05 April 2006.

ENDS

(6)

Form 1

Reg. 4

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [x] Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))
- [x] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. **Carter Holt Harvey Limited**
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland, New Zealand
Address of substantial security holder

Greg Horton
Contact name for queries

+64 9 921 4300
Telephone number

2*. **1,308,600,047**
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

100%
Total percentage

CAH – Ordinary shares
Class of voting securities

ONE
Number of votes attached to each voting security in that class

3*.

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
1,256,392,221 Number of voting securities of the class in which a beneficial relevant interest is held	**52,207,826** Number of voting securities of the class in which a non-beneficial relevant interest is held
96.01% Percentage held at date of THIS notice	**3.99%** Percentage held at date of THIS notice
93.79% Percentage held at date of LAST notice (if any)	**6.21%** Percentage held at date of LAST notice (if any)

4*.

DETAILS OF EACH RELEVANT INTEREST		DETAILS OF EACH RELEVANT INTEREST	
5*. **Rank Group Investments Limited** Name(s) of registered holder(s)		Name(s) of registered holder(s)	
6*. **27 March 2006 – 29 March 2006** Date(s) of transaction(s)		**5(1)(d)** Provision(s) of section 5	**27 March 2006 – 29 March 2006** Date(s) of transaction(s)
7*. **29,007,404** Number of voting securities	**$2.75** Consideration (expressed in NZ$)	**29,007,404** Number of voting securities	**N/A** Consideration (expressed in NZ$)

Beneficial Holding:

On 20 February 2006, Rank Group Investments Limited ("Rank") made a full takeover offer ("Offer") for all of the shares in Carter Holt Harvey Limited ("CHH") that it did not own at the date of the Offer. The Offer closed on 21 March 2006. Rank now holds beneficial title to the CHH shares in respect of which acceptances were received from CHH shareholders in accordance with the terms of the Offer. On 17 March 2006, Rank became the dominant owner in CHH.

The change in Rank's beneficial holding represents shares acquired to date pursuant to the compulsory acquisition provisions set out in Part 7 of the Takeovers Code.

Non-beneficial holdings:

Rank holds the right to acquire all of the remaining shares in CHH that it does not own at the date of this notice pursuant to Part 7 of the Takeovers Code.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice .... ☐

is not required to be filed .... ☑

has already been filed with the notice dated .... ☐

9*.

Nil	21 March 2006	N/A
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	**Nathanael William Starrenburg**	**29 March 2006**
Signature (unless filed by electronic means other than facsimile)	Full name	Date

MetRule 3.19A.2



Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	22 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited. On 17 March 2006, Rank Group Investments Limited became the dominant owner in Carter Holt Harvey Limited. Accordingly, Rank Group Investments Limited has a relevant interest in the shares acquired pursuant to the takeover offer dated 20 February 2006 and the shares acquired pursuant to the compulsory acquisition provisions set out in Part 7 of the Takeovers Code.
Date of change	27 March 2006 – 28 March 2006
No. of securities held prior to change	1,227,384,817
Class	Ordinary shares
Number acquired	25,446,667
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.75 per share
No. of securities held after change	1,252,831,484

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisitions represents shares acquired pursuant to the compulsory acquisition provisions set out in Part 7 of the Takeovers Code in respect of 25,446,667 shares.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



CarterHoltHarvey

640 Great South Road
Manukau City
Private Bag 92-106
Auckland
New Zealand
Telephone 64 9 262 6000
Facsimile 64 9 262 6099

www.chh.com

29 March 2006

NZX Regulation Section
New Zealand Exchange Limited
WELLINGTON

E-mail: Damas.Potoi@nzx.com

Attention: Damas Potoi

Urgent Application to Delist Carter Holt Harvey Limited

- On 3 February 2006 Rank Group Investments Limited (Rank) gave Carter Holt Harvey Limited (Carter Holt Harvey) a Takeover Notice under Rule 41 of the Takeovers Code (the Code) of its intention to make a full Takeover Offer (the Offer) for all the outstanding ordinary shares in Carter Holt Harvey that it did not already own.

- On 20 February 2006 (Opening date of Offer) Rank made a full Offer under the Code to Carter Holt Harvey shareholders.

- On 17 March 2006 Rank declared the Offer unconditional and gave notice to Carter Holt Harvey that it is the "dominant owner" of Carter Holt Harvey (as that term is used in the Code).

- The Offer closed on 21 March 2006.

- On 24 March 2006 Carter Holt Harvey received a copy of a compulsory acquisition notice from Rank.

- On 24 March 2006 pursuant to Footnote 4 of NZSX listing rule 5.4.1, NZX advised the market of the suspension of CAH ordinary shares at the close of business on Friday, 31 March 2006 (5 business days after receipt of the acquisition notice).

As a consequence of the outcome of the Offer, we hereby apply for Delisting of the ordinary shares of Carter Holt Harvey Limited effective as from close of business on Wednesday, 5 April 2006. While this period is less than the notice period of one month set out in Rule 5.4.1(b), Carter Holt Harvey asks that NZX uses its discretion to approve the delisting date on the basis that Rank has provided a notice of compulsory acquisition.

Yours faithfully

Shehnaz Hajati
Manager - Company Secretarial
shehnaz.hajati@chh.co.nz


ASX
AUSTRALIAN STOCK EXCHANGE



MARKET RELEASE

28 March 2006

Carter Holt Harvey Limited

SUSPENSION FROM OFFICIAL QUOTATION

The securities of Carter Holt Harvey Limited (the "Company") will be suspended from quotation at the close of trading on Friday, 31 March 2006 under listing rule 17.4, at the request of the Company, following lodgement of a copy of the compulsory acquisition notice sent to the Company's remaining shareholders by Rank Group Investments Limited.

Security Code: CHY

A. Smythe

Adrian Smythe
Senior Adviser, Issuers (Sydney)



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice) ✓



B. Preliminary



1. Name	Graeme Richard Hart
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	Rank Group Limited / Rank Group Investments Limited
4. Position you hold in the issuer	Director
5. Date of this disclosure notice	28-Mar-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Rank Group Investments Limited is (or will become) the registered owner of the Carter Holt Harvey shares subject to this disclosure. Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial relevant interest arising through Graeme Hart directly or indirectly owning all the shares in Rank Group Limited which in turn owns Rank Group Investments Limited.

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	01-Feb-06
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	22-Feb-06 to 21-Mar-06
12. Number of transactions (as required by regulation 12(2), if applicable)	2,207
13. Nature or type of transaction (as required by regulation 11(1)(a))	Acceptances received under and in respect of the takeover offer dated 20 February 2006 during the period 22 February 2006 to 21 March 2006.
14. Consideration (as required by regulation 10)	$2.75 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,121,423,920
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	105,960,897

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	As at 11.59pm on 21 March 2006, Rank Group Investments Limited has a beneficial relevant interest in 1,227,384,817 ordinary shares in Carter Holt Harvey.

G. Signature (as required by regulation 14)

[signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	✓

B. Preliminary

1. Name	Graeme Richard Hart
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	Rank Group Limited / Rank Group Investments Limited
4. Position you hold in the issuer	Director
5. Date of this disclosure notice	28-Mar-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Rank Group Investments Limited became the dominant owner (as that term is defined in the Takeovers Code) of Carter Holt Harvey on 17 March 2006. Accordingly, Rank Group Investments Limited holds the right to acquire all of the ordinary shares in Carter Holt Harvey that it does not own at the date of this notice pursuant to Part 7 of the Takeovers Code. Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Non-beneficial relevant interest arising through Graeme Hart directly or indirectly owning all the shares in Rank Group Limited which in turn owns Rank Group Investments Limited.

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	01-Feb-06
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	17-Mar-06
12. Number of transactions (as required by regulation 12(2), if applicable)	1
13. Nature or type of transaction (as required by regulation 11(1)(a))	Right to acquire the outstanding shares in Carter Holt Harvey pursuant to Part 7 of the Takeovers Code.
14. Consideration (as required by regulation 10)	$2.75 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	Rank Group Investments Limited holds a beneficial relevant interest in 1,227,384,817 ordinary shares in Carter Holt Harvey.
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	Rank Group Investments Limited holds a non-beneficial relevant interest in 81,215,230 ordinary shares in Carter Holt Harvey.

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	As at 11.59pm on 21 March 2006, Rank Group Investments Limited has a relevant interest in 1,308,600,047 ordinary shares in Carter Holt Harvey.

G. Signature (as required by regulation 14)


NZX
REGULATION



24 March 2006

NZX Regulation Announcement
Carter Holt Harvey Limited (CAH)
Trading of CAH Securities

Following the provision of the Acquisition Notice by Rank Group Investments Limited for Carter Holt Harvey Limited (CAH) ordinary shares this afternoon, and pursuant to Footnote 4 of NZSX Listing Rule 5.4.1, NZX confirms that it will suspend trading in CAH ordinary shares at close of business Friday, 31 March 2006 (5 Business Days after receipt of the Acquisition Notice).

ENDS

NEW ZEALAND EXCHANGE LIMITED. LEVEL 2, NZX CENTRE, 11 CABLE STREET, PO BOX 2959, WELLINGTON, NEW ZEALAND.
Telephone +64 4 472 7599 Fax +64 4 473 3181 www.nzx.com

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND

24 March 2006


12

Carter Holt Harvey Limited
640 Great South Road
Manukau City
AUCKLAND
Email: shehnaz.hajati@chh.co.nz

New Zealand Exchange Limited
Level 2, NZX Centre
11 Cable Street
WELLINGTON
Email: announce@nzx.com

The Takeovers Panel
Level 8, Unisys House
56 The Terrace
WELLINGTON
Email: takeovers.panel@takeovers.govt.nz

Companies Office
Level 5, District Court Building
3 Kingston Street
AUCKLAND
By hand

ACQUISITION NOTICE GIVEN TO CARTER HOLT HARVEY LIMITED SHAREHOLDERS

On 17 March 2006, Rank Group Investments Limited ("**Rank**") gave notice that it had become the dominant owner of Carter Holt Harvey Limited ("**Carter Holt Harvey**") by virtue of being the holder or controller of 90% or more of the voting rights in Carter Holt Harvey.

Rank has today sent an Acquisition Notice (as that term is defined in the Takeovers Code) to all of the outstanding shareholders in Carter Holt Harvey requiring them to sell all of their shares in Carter Holt Harvey to Rank.

In accordance with Rule 54 of the Takeovers Code, a copy of the Acquisition Notice, together with accompanying covering letter, sent to the outstanding Carter Holt Harvey shareholders is **attached** to this letter.

Yours faithfully
RANK GROUP INVESTMENTS LIMITED

Graeme Hart
Director

Copy to:

Australian Stock Exchange Limited
Exchange Centre, 20 Bridge Street
Sydney NSW 2000
AUSTRALIA

RANK GROUP INVESTMENTS LIMITED

LEVEL TWELVE 132-138 QUAY STREET PO BOX 3515 AUCKLAND NEW ZEALAND

24 March 2006

Dear Carter Holt Harvey shareholder

CARTER HOLT HARVEY LIMITED – ACQUISITION NOTICE

Enclosed is an acquisition notice ("**Acquisition Notice**") given by Rank Group Investments Limited ("**Rank**") which follows the successful closing of Rank's offer for all the ordinary shares in Carter Holt Harvey Limited ("**Carter Holt Harvey**"). The Acquisition Notice provides that Rank will compulsorily acquire all the Carter Holt Harvey shares owned by remaining Carter Holt Harvey shareholders.

Rank holds 93.79% of the shares in Carter Holt Harvey at the date of this letter, and is accordingly entitled by the Takeovers Code to give this notice.

Carter Holt Harvey's share register shows that you hold the number of Carter Holt Harvey shares stated in the enclosed transfer form ("**Transfer Form**"). If you have sold all your Carter Holt Harvey shares, you should immediately hand this letter and the accompanying Acquisition Notice:

- to the purchaser; or
- to the person authorised to undertake trading activities by New Zealand Exchange Limited through whom the sale was made; or
- to the agent/adviser through whom the sale was made.

If you have sold some of your Carter Holt Harvey shares, please treat the enclosed documents as applicable to the balance of your holding, and amend the Transfer Form accordingly.

The enclosed Acquisition Notice sets out your rights as a remaining Carter Holt Harvey shareholder and the details regarding the consideration you will receive for your Carter Holt Harvey shares, which equals NZ$2.75 per Carter Holt Harvey share.

Please read the Acquisition Notice carefully, and if you have any questions you should consult a legal or financial adviser or call Computershare Investor Services Limited on +64 9 488 8777.

We look forward to the return of the completed Transfer Form as soon as possible.

Yours faithfully

RANK GROUP INVESTMENTS LIMITED

Graeme Hart
Director

RANK GROUP INVESTMENTS LIMITED

LEVEL TWELVE 132-138 QUAY STREET PO BOX 3515 AUCKLAND NEW ZEALAND

24 March 2006

To: All holders of ordinary shares in Carter Holt Harvey Limited

ACQUISITION NOTICE – CARTER HOLT HARVEY LIMITED

This Acquisition Notice is given by Rank Group Investments Limited ("**Rank**") in accordance with Rules 54 and 55 of the Takeovers Code. Any expression that is defined in the Takeovers Code and used (but not defined) in this notice has the same meaning as in the Takeovers Code.

1. Dominant Owner

Rank holds or controls 93.79% of the voting rights in Carter Holt Harvey Limited ("**Carter Holt Harvey**") and is, accordingly, the dominant owner in Carter Holt Harvey under the Takeovers Code. Pursuant to Part 7 of the Takeovers Code, Rank has the right to acquire all of the shares in Carter Holt Harvey that it does not already own ("**CHH shares**").

2. Purchase of your Carter Holt Harvey shares

In accordance with Rule 55(b)(i) of the Takeovers Code, Rank requires you to sell all your CHH shares to Rank.

3. Consideration for your CHH shares

The consideration Rank will pay for each CHH share is $2.75. You do not have any right to object to the consideration payable for your CHH shares.

The consideration payable under this clause 3 is the same consideration payable by Rank for CHH shares under its takeover offer dated 20 February 2006.

4. Carter Holt Harvey shareholder rights

As a Carter Holt Harvey shareholder, you have certain rights under Part 7 of the Takeovers Code in relation to the compulsory acquisition of your CHH shares. These are as follows:

(a) You may, within 21 days after the date of this Acquisition Notice, return to Rank the Transfer Form for CHH shares attached to this Acquisition Notice, duly signed by you. The Transfer Form should be sent to the address in clause 6. If you return the completed Transfer Form within 21 days after the date of this Acquisition Notice, consideration for your CHH shares will be sent to you by Rank within 7 days after it has received your completed Transfer Form.

(b) You may also choose not to return the completed Transfer Form to Rank within the 21 days following the date of this Acquisition Notice. Should this be the case, then within 7 days after the expiry of the 21 days following the date of this Acquisition Notice, Rank will deliver to Carter Holt Harvey:

   (i) the consideration specified in clause 3 for your CHH shares; and

(ii) a Transfer Form for your CHH shares, which Rank will have signed on your behalf, as permitted by the Takeovers Code.

You may claim any consideration sent by Rank to Carter Holt Harvey for the purchase of your CHH shares directly from Carter Holt Harvey who will hold it on trust, with a registered bank and in an interest bearing account, for your benefit until claimed by you.

Once you have either been sent the consideration for your CHH shares (if you have complied with paragraph (a)) or the consideration for your CHH shares has been delivered to Carter Holt Harvey (if paragraph (b) applies), then the relevant Transfer Form will be registered by Carter Holt Harvey pursuant to the Takeovers Code, and Rank will become the legal and beneficial owner of your CHH shares.

6. Date of despatch of notice

This Acquisition Notice is dated 24 March 2006 and has been sent to you on this date.

6. Transfer Form and return address

Enclosed with this Acquisition Notice is a Transfer Form prepared to effect the transfer of all your CHH shares to Rank.

Should you choose to sign and complete the Transfer Form, please post (in the reply paid envelope provided) or deliver the form to:

Computershare Investor Services Limited
Re: Carter Holt Harvey Takeover Offer
Private Bag 92119
Auckland
New Zealand

or

Computershare Investor Services Limited
Re: Carter Holt Harvey Takeover Offer
Level 2, 159 Hurstmere Road
Takapuna, Auckland
New Zealand

You can also fax your completed Transfer Form to Computershare Investor Services Limited at +64 9 488 8787. If you do this, you should also post your original form to the address above (although if you do not your transfer will still be valid).

Please read this Acquisition Notice carefully and if you have any questions in relation to this notice, you should consult a financial or legal adviser or call Computershare Investor Services Limited on +64 9 488 8777.

RANK GROUP INVESTMENTS LIMITED

COMPULSORY ACQUISITION OF ORDINARY SHARES IN CARTER HOLT HARVEY LIMITED

Shareholder

	Holder Number or CSN
	Number of CHH Shares
	Total Consideration (at $2.75 per CHH Share)

By signing this form the shareholder hereby:

(a) irrevocably transfers the ordinary shares in Carter Holt Harvey Limited (**Carter Holt Harvey**) set out in the box above (the **CHH Shares**) in accordance with the Acquisition Notice given by Rank Group Investments Limited (**Rank**) dated 24 March 2006 in relation to the CHH Shares; and

(b) represents and warrants to Rank that title to the CHH Shares will pass to Rank free of all security interests, liens, charges, mortgages, encumbrances and any other adverse interests or claims of any kind, and that the shareholder has full power and capacity to sell and transfer all the CHH Shares; and

(c) enters into a power of attorney in favour of Rank as set out on the reverse of this form.

The shareholder hereby authorises Rank to use the shareholder's CSN to transfer the CHH Shares to Rank.

PLEASE SIGN THIS SECTION ▶

FOR AN INDIVIDUAL OR HOLDER OF POWER OF ATTORNEY	**FOR A COMPANY**
Signed by the shareholder(s):	*Signed by the shareholder by:* *Director/Authorised signatory*
DATED the ______________ day of	______________ 2006

◀ **PLEASE SIGN THIS SECTION**

NOTES AND INSTRUCTIONS FOR COMPLETION

1. **INDIVIDUALS:** Individuals and attorneys should sign and date this form where marked.
2. **COMPANIES:** Companies must sign in accordance with the Companies Act 1993 and their constitution (if any), and date this form where marked.
3. **JOINT HOLDERS:** If the CHH Shares are registered in the names of joint holders, all holders must sign this form.
4. **POWER OF ATTORNEY:** If this form is signed under a power of attorney, the relevant power of attorney must be submitted with this form for noting and return, and the certificate of non-revocation of power of attorney printed overleaf must be completed. Where such power of attorney has already been noted by Carter Holt Harvey, then this fact must be stated under the signature of the attorney and a copy of any acknowledgement from Carter Holt Harvey attached.

5. **ON COMPLETION:** Place the signed form in the enclosed reply-paid envelope and hand deliver or post to Rank at the address below, or fax the signed form to the number provided, as soon as possible, but in any event so as to be received not later than 5:00pm on 14 April 2006, being the date that is 21 days after the date on which the Acquisition Notice was sent to you.

   Computershare Investor Services Limited
   Re: Carter Holt Harvey Takeover Offer
   Level 2, 159 Hurstmere Road
   Takapuna
   Private Bag 92119
   Auckland
   New Zealand
   Telephone: +64 9 488 8777
   Facsimile: +64 9 488 8787
6. **PREVIOUS SALE:** If you have sold all of your CHH Shares, please immediately pass this form together with the Acquisition Notice and its accompanying covering letter immediately to the purchaser of such CHH Shares or the sharebroker through whom the sale was made requesting that this form and the accompanying documents be forwarded to the new Carter Holt Harvey shareholder. If you have sold part of your shareholding, record that fact on this form by amending the number of CHH Shares noted as being held by you on the face of this form.
7. **INTERPRETATION:** In this form, references to the shareholder in the singular shall include the plural.

IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR ACCEPTANCES, PLEASE CALL COMPUTERSHARE INVESTOR SERVICES LIMITED ON +64 9 488 8777

POWER OF ATTORNEY

BY THE TRANSFEROR'S EXECUTION ON THE FACE OF THIS FORM, THE TRANSFEROR hereby enters into a power of attorney in favour of Rank as follows:

As from the date of this form, I/we hereby irrevocably authorise and appoint Rank (with power of substitution by Rank in favour of such person(s) as Rank may appoint to act on its behalf) as my/our attorney and agent to act for me/us and do all matters of any kind or nature whatsoever in respect of or pertaining to the CHH Shares referred to above and all rights and benefits attaching to them as Rank may think proper and expedient and which I/we could lawfully do or cause to be done if personally acting, including the transfer of CHH Shares to any person whatsoever, the appointment of a proxy or proxies for any meeting of the shareholders of Carter Holt Harvey, attendance in person at, and voting at, such meeting, application to any court whatsoever, and execution of all documents in my/our name(s) which Rank may consider necessary for all or any of the foregoing purposes. This includes without limitation, authorising Rank to take any action as may be necessary to enable the registration of the transfer of the CHH Shares to Rank.

IF SIGNING UNDER POWER OF ATTORNEY THE ATTORNEY(S) SIGNING MUST SIGN THE FOLLOWING CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I/WE ____

(Insert name of Attorney(s) signing)

of ____

(Address and Occupation)

HEREBY CERTIFIES:

(a) that by a Power of Attorney dated the __________ day of ______________________ the shareholder named and described on the face of this form (the **Donor**) appointed me/us his/her/its/their attorney on the terms and conditions set out in that Power of Attorney, which terms authorise me to sign this form of acceptance and transfer; and

(b) that I/we have executed the form printed on the face of this document as attorney under that Power of Attorney and pursuant to the powers thereby conferred upon me/us; and

(c) that at the date hereof I/we have not received any notice or information of the revocation of that Power of Attorney by the death (or winding up) of the Donor or otherwise.

Signed at __________ this __________ day of __________ 2006

____

Signature of Attorney(s)

NOTE: Your signature does not require witnessing.





To: Market Announcement Platform — Company: NZX
Company Announcement Platform — ASX

From: Shehnaz Hajati — Date: 23 March 2006

Subject: S&P downgrades Carter Holt Harvey

Carter Holt Harvey Limited advises that Standard & Poor's Ratings Services has lowered the company's credit and debit issue ratings to 'B/Developing' from 'BB/Watch Neg' and has also withdrawn its ratings following the Rank Group's acquisition of more than 90% of the company's ordinary shares.

Shehnaz Hajati
Manager – Company Secretarial

For further information please contact:
John Payne
General Manager – Treasury & Taxation
Telephone: 64 9 262 6056

640 Great South Road, Manukau City
Private Bag 92106, Auckland, New Zealand
Telephone 64 9 262 6000
Facsimile 64 9 262 6099

www.chh.com



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)



A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice) ☐

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice) √

B. Preliminary

1. Name	Chinthaka Abeywickrama
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief Executive - Lodestar
5. Date of this disclosure notice	23-Mar-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Chinthaka Abeywickrama
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	7-Mar-06
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	17-Mar-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 20 February 2006 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.75
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)





DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	√

B. Preliminary

1. Name	Christine Violet Bums
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Controller
5. Date of this disclosure notice	23-Mar-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Christine Violet Bums
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	2-Mar-06
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	17-Mar-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 20 February 2006 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.75
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

CVBurns



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice) [ ]

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice) 

B. Preliminary

1. Name	Roger Alan Kay
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Forestry & Resource Planning Manager, Forests
5. Date of this disclosure notice	23-Mar-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Roger Alan Kay
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	20-Jun-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	17-Mar-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 20 February 2006 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.75
15. Number of securities held prior, set out by class and type (as required by regulation 8)	4,285 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	4,285 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14) [signature]



DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	√



B. Preliminary

1. Name	Patrick John O'Connell
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	Chief of Information Technology
5. Date of this disclosure notice	23-Mar-06

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Patrick John O'Connell & Leslee Clare O'Connell
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares jointly with Mrs L C O'Connell

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	17-Mar-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Disposal of shares through acceptance of the Takeover Offer dated 20 February 2006 from Rank Group Investments Limited
14. Consideration (as required by regulation 10)	NZ$2.75
15. Number of securities held prior, set out by class and type (as required by regulation 8)	750 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	750 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

MetRule 3.19A.2

Appendix 3Y


15

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	15 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	15 March 2006 – 21 March 2006
No. of securities held prior to change	1,156,622,196
Class	Ordinary shares
Number acquired	79,447,212
Number disposed	8,684,591
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.75 per share
No. of securities held after change	1,227,384,817

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisitions represents acceptances received under and in respect of the takeover offer dated 20 February 2006, being regular acceptances in respect of 60,071,107 shares and acceptances through an acceptance facility established by Rank in respect of 19,376,105 shares. Dispositions represent acceptances withdrawn through the acceptance facility in respect of 8,684,591 shares.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 1

Reg. 4

(Securities Markets Act 1988)



Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [x] Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))
- [x] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. **Carter Holt Harvey Limited**
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland, New Zealand
Address of substantial security holder

Greg Horton
Contact name for queries

+64 9 921 4300
Telephone number

2*. **1,308,600,047**
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

100%
Total percentage

CAH – Ordinary shares
Class of voting securities

ONE
Number of votes attached to each voting security in that class

3*.

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a (non-)beneficial relevant interest is held	1,227,272,414	81,327,633
Percentage held at date of THIS notice	93.79%	6.21%
Percentage held at date of LAST notice (if any)	91.59%	8.41%

4*. DETAILS OF EACH RELEVANT INTEREST

	DETAILS OF EACH RELEVANT INTEREST (Beneficial)	DETAILS OF EACH RELEVANT INTEREST (Non-beneficial)
5*. Name(s) of registered holder(s)	Rank Group Investments Limited	
Provision(s) of section 5		5(1)(d)
6*. Date(s) of transaction(s)	21 March 2006	21 March 2006
7*. Number of voting securities	28,721,706	28,721,706
Consideration (expressed in NZ$)	$2.75	N/A

NWS-101860-1-D307-V1

Beneficial Holding:

On 20 February 2006, Rank Group Investments Limited ("Rank") made a full takeover offer ("Offer") for all of the shares in Carter Holt Harvey Limited ("CHH") that it did not own at the date of the Offer. The Offer is now unconditional. Accordingly, Rank has now acquired beneficial title to the CHH shares in respect of which acceptances have been received from CHH shareholders in accordance with the terms of the Offer.

Non-beneficial holdings:

As the Offer is now unconditional, Rank holds the right to acquire all of the remaining shares in CHH that it does not own at the date of this notice pursuant to Part 7 of the Takeovers Code.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice........ ☐

is not required to be filed........ ☑

has already been filed with the notice dated........ ☐

9*.

Nil	20 March 2006	N/A
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	**Nathanael William Starrenburg**	**21 March 2006**
Signature (unless filed by electronic means other than facsimile)	Full name	Date



Form 1

Reg. 4

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

☐ Notice that a person has become a substantial security holder (section 20(3))

☐ Notice that a person has ceased to be a substantial security holder (section 21(3))

☑ Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))

☑ Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. **Carter Holt Harvey Limited**
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland, New Zealand
Address of substantial security holder

Greg Horton
Contact name for queries

+64 9 921 4300
Telephone number

2*. **1,308,600,047**
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

100%
Total percentage

CAH – Ordinary shares
Class of voting securities

ONE
Number of votes attached to each voting security in that class

3*.

BENEFICIAL RELEVANT INTERESTS		NON-BENEFICIAL RELEVANT INTERESTS	
Number of voting securities of the class in which a beneficial relevant interest is held	1,198,550,708	Number of voting securities of the class in which a non-beneficial relevant interest is held	110,049,339
Percentage held at date of THIS notice	91.59%	Percentage held at date of THIS notice	8.41%
Percentage held at date of LAST notice (if any)	90.82%	Percentage held at date of LAST notice (if any)	9.18%

4*.

DETAILS OF EACH RELEVANT INTEREST		DETAILS OF EACH RELEVANT INTEREST	
5*. Name(s) of registered holder(s)	Rank Group Investments Limited	Name(s) of registered holder(s)	
6*. Date(s) of transaction(s)	20 March 2006	Provision(s) of section 5	5(1)(d)
		Date(s) of transaction(s)	20 March 2006
7*. Number of voting securities	10,142,802	Number of voting securities	10,142,802
Consideration (expressed in NZ$)	$2.75	Consideration (expressed in NZ$)	N/A

NWS-101860-1-D306-V1

Beneficial Holding:

On 20 February 2006, Rank Group Investments Limited ("Rank") made a full takeover offer ("Offer") for all of the shares in Carter Holt Harvey Limited ("CHH") that it did not own at the date of the Offer. The Offer is now unconditional. Accordingly, Rank has now acquired beneficial title to the CHH shares in respect of which acceptances have been received from CHH shareholders in accordance with the terms of the Offer.

Non-beneficial holdings:

As the Offer is now unconditional, Rank holds the right to acquire all of the remaining shares in CHH that it does not own at the date of this notice pursuant to Part 7 of the Takeovers Code.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice ☐

is not required to be filed ☑

has already been filed with the notice dated ☐

9*.

Nil	17 March 2006	N/A
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	Nathanael William Starrenburg	20 March 2006
Signature (unless filed by electronic means other than facsimile)	Full name	Date



Form 1



Reg. 4



(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [✓] Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))
- [✓] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. **Carter Holt Harvey Limited**
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland, New Zealand
Address of substantial security holder

Greg Horton
Contact name for queries

+64 9 921 4300
Telephone number

2*. **1,308,600,047**
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

100%
Total percentage

CAH – Ordinary shares
Class of voting securities

ONE
Number of votes attached to each voting security in that class

3*.

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a (non-)beneficial relevant interest is held	1,188,407,906	120,192,141
Percentage held at date of THIS notice	90.82%	9.18%
Percentage held at date of LAST notice (if any)	85.70%	4.01%

4*. DETAILS OF EACH RELEVANT INTEREST

	BENEFICIAL	NON-BENEFICIAL
5*. Name(s) of registered holder(s)	Rank Group Investments Limited	
6*. Date(s) of transaction(s)	17 March 2006	17 March 2006
Provision(s) of section 5		5(1)(d)
7*. Number of voting securities	66,983,986	120,192,141
Consideration (expressed in NZ$)	N/A	N/A

NWS-101860-1-D303-V2

Beneficial Holding:

On 20 February 2006, Rank Group Investments Limited ("Rank") made a full takeover offer ("Offer") for all of the shares in Carter Holt Harvey Limited ("CHH") that it did not own at the date of the Offer. The Offer is now unconditional. Accordingly, Rank has now acquired a beneficial interest in the CHH shares in respect of which acceptances have been received from CHH shareholders in accordance with the terms of the Offer.

Non-beneficial holdings:

As the Offer is now unconditional, Rank holds the right to acquire all of the remaining shares in CHH that it does not own at the date of this notice pursuant to Part 7 of the Takeovers Code.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice .... [ ]

is not required to be filed .... [✓]

has already been filed with the notice dated .... [ ]

9*.

Nil	16 March 2006	N/A
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	Nathanael William Starrenburg	17 March 2006
Signature (unless filed by electronic means other than facsimile)	Full name	Date

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND



17 March 2006

Carter Holt Harvey Limited
640 Great South Road
Manukau City
AUCKLAND
Email: shehnaz.hajati@chh.co.nz

New Zealand Exchange Limited
Level 2, NZX Centre
11 Cable Street
WELLINGTON
Email: announce@nzx.com

The Takeovers Panel
Level 8, Unisys House
56 The Terrace
WELLINGTON
Email: takeovers.panel@takeovers.govt.nz

CARTER HOLT HARVEY LIMITED – NOTICE OF DOMINANT OWNERSHIP

Rank Group Investments Limited gives notice (as required by Rule 51 of the Takeovers Code) that it has become a dominant owner in Carter Holt Harvey Limited in terms of the Takeovers Code, as at the date of this notice.

Yours faithfully
RANK GROUP INVESTMENTS LIMITED

Graeme Hart
Director

Copy to:

Australian Stock Exchange Limited
Exchange Centre, 20 Bridge Street
Sydney NSW 2000
AUSTRALIA

KEH-101860-1-D280-V1

RANK GROUP INVESTMENTS LIMITED

LEVEL 12, 132-138 QUAY ST., PO BOX 3515, AUCKLAND, NEW ZEALAND

20

17 March 2006

Carter Holt Harvey Limited
640 Great South Road
Manukau City
AUCKLAND
Email: shehnaz.hajati@chh.co.nz

New Zealand Exchange Limited
Level 2, NZX Centre
11 Cable Street
WELLINGTON
Email: announce@nzx.com

The Takeovers Panel
Level 8, Unisys House
56 The Terrace
WELLINGTON
Email: takeovers.panel@takeovers.govt.nz

RANK GROUP INVESTMENTS LIMITED - NOTICE OFFER IS UNCONDITIONAL

Rank Group Investments Limited, hereby gives notice (as required by Rule 25(5) of the Takeovers Code) that its takeover offer for Carter Holt Harvey Limited dated 20 February 2006 is now unconditional in all respects.

Yours faithfully
RANK GROUP INVESTMENTS LIMITED

Graeme Hart
Director

Copy to:

Australian Stock Exchange Limited
Exchange Centre, 20 Bridge Street
Sydney NSW 2000
AUSTRALIA

15-MAR-2006 13:09 FROM CPU TO 1325099214319 P.001/001



Investor Services

Computershare Investor Services Limited
Private Bag 92119 Auckland 1020
Level 2 159 Hurstmere Road
Takapuna North Shore City
New Zealand
Telephone 09 488 8700
Facsimile 09 488 8787
Investor Enquiries 09 488 8777

New Zealand
Australia
Canada
Channel Islands
Germany
Hong Kong
Ireland
South Africa
United Kingdom
USA

17 March 2006

Rank Group Investments Limited
C/- Harmos Horton Lusk
Fax 09 9214319
Auckland

URGENT

CONFIRMATION NOTICE

Takeover offer for shares in Carter Holt Harvey Limited

We refer to the full takeover offer dated 20 February 2006 made by Rank Group Investments Limited for all of the ordinary shares in Carter Holt Harvey Limited that Rank did not own as at the date of the offer.

Pursuant to paragraphs 3.4(e) and 3.5(b) of the offer, we confirm that we have received acceptances to the offer, being the aggregate of:

- Regular Acceptances received under paragraph 3.2 of the offer; and
- Facility Acceptances received under paragraph 3.4 of the offer that have not been withdrawn prior to this notice,

which result in Rank holding or controlling 90% of the ordinary shares in CHH.

In accordance with paragraphs 3.4(f) and (h) of the offer we will now treat all valid Facility Acceptances received by us (whether before or after the date of this notice) as valid Regular Acceptances to the offer.

Yours faithfully,

Della Selby
Account Manager

NWS-101860-1-D279-V2

TOTAL P.001

Form 1

Reg. 4



(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [x] Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. **Carter Holt Harvey Limited**
Name of public issuer

Rank Group Investments Limited
Name of substantial security holder

PO Box 3515, Auckland, New Zealand
Address of substantial security holder

Greg Horton
Contact name for queries

+64 9 921 4300
Telephone number

2*. **1,173,922,356**
Total number of voting securities of the public issuer in which a relevant interest is held

1,308,600,047
Total number of voting securities issued by public issuer

89.71%
Total percentage

CAH – Ordinary shares
Class of voting securities

ONE
Number of votes attached to each voting security in that class

3*.

	BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
Number of voting securities of the class in which a (non-)beneficial relevant interest is held	1,121,423,920	52,498,436
Percentage held at date of THIS notice	85.70%	4.01%
Percentage held at date of LAST notice (if any)	85.70%	2.28%

4*. DETAILS OF EACH RELEVANT INTEREST

	BENEFICIAL	NON-BENEFICIAL
5*. Name(s) of registered holder(s)	Rank Group Investments Limited	
6*. Provision(s) of section 5		5(1)(f)
6*. Date(s) of transaction(s)	N/A	09/03/06 to 16/03/06
7*. Number of voting securities	1,121,423,920	22,605,179
7*. Consideration (expressed in NZ$)	N/A	NZ$2.75 per share

KEH-101860-1-D295-V1

Beneficial holding:

On 14 September 2005, Rank Group Investments Limited ("Rank") made a full takeover offer ("First Offer") for all of the shares in Carter Holt Harvey Limited ("CHH"). The First Offer closed on 27 January 2006. Rank's beneficial holding of CHH shares, as set out in this notice, represents the total number of shares in CHH that were acquired by Rank as a result of acceptances to the First Offer.

Non-beneficial holdings:

On 20 February 2006, Rank made a new full takeover offer ("Second Offer") for all of the shares in CHH that it did not own as at that date. The non-beneficial relevant interests disclosed in this notice represent:

a) acceptances in respect of 3,380,189 CHH shares; and

b) confirmation of acceptance of the offer through the acceptance facility established by Rank, in respect of 19,224,990 CHH shares,

received from shareholders during the period 9 March 2006 to 16 March 2006, under and in accordance with the terms of the Second Offer.

The Second Offer is conditional upon Rank receiving the right to acceptances that would result in Rank holding or controlling 90% of the voting rights in CHH. Facility acceptances may be withdrawn up to the point just before the Second Offer is declared unconditional. As at the date of this notice, the Second Offer had not become unconditional.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice .... ✓

is not required to be filed .... ☐

has already been filed with the notice dated .... ☐

9*.

4	8 March 2006	N/A
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	**Nathanael William Starrenburg**	**16 March 2006**
Signature (unless filed by electronic means other than facsimile)	Full name	Date

AB
ALLIANCEBERNSTEIN

16 March 2006

Rank Group Investments Limited
PO Box 3515
AUCKLAND

By fax back to MATT WHINERAY
09 302 5580.

We confirm acceptance of the offer by Rank Group Investments Limited for 11,495,496 shares in Carter Holt Harvey Limited which we manage on a discretionary basis on behalf of our clients subject to the terms of the "Acceptance Facility" (ie the Blue Form) and have instructed the relevant custodians accordingly.

Yours sincerely

Andrew Baseand
Portfolio Manager

AllianceBernstein New Zealand Limited
Level 13, 2 Hunter Street, PO Box 327 Wellington New Zealand T: +64 (0)4 471 1626 F: +64 (0)4 473 3040

AK 980098

ATTENTION: MARTIN STERN
FAX NUMBER: 649-302-5580

BLUE ACCEPTANCE FORM

(Use this form if you wish to accept the Offer through the Acceptance Facility)

RANK GROUP INVESTMENTS LIMITED

OFFER FOR ORDINARY SHARES IN CARTER HOLT HARVEY LIMITED

Shareholder

ANZ NOMINEES LIMITED

18

ANZ NOMINEES LIMITED
<CASH INCOME A/C>
GPO BOX 2842AA
MELBOURNE VIC 3001
AUSTRALIA

Holder Number or CSN

2770163

Number of CHH Shares

~~[illegible]~~ 1,248,302

Total Consideration (at $2.75 per CHH Share)

NZ $~~[illegible]~~ 3,432,830.50

FACILITY ACCEPTANCE OF OFFER

By signing this form the shareholder provides a Facility Acceptance pursuant to paragraphs 3.3 to 3.5 of the Offer dated 20 February 2 by Rank Group Investments Limited (**Rank**) for the ordinary shares described above in Carter Holt Harvey Limited (**Carter Holt Har** held by the shareholder (the **CHH Shares**).

If this Facility Acceptance becomes a Regular Acceptance under the terms of the Offer (paragraph 3.4(f)), then the shareholder transfer title to the CHH Shares to Rank subject to the terms of the Offer and Rank agrees to take the CHH Shares subject to the terms of the C

METHOD OF PAYMENT

Payment will be made by either electronic transfer directly into the shareholder's bank account, or by cheque. Please select a Method Payment by ticking the appropriate box below. **Note that all payments will be made in New Zealand dollars.**

Method of Payment (please tick one): ☐ **CHEQUE** ☑ **ELECTRONIC TRANSFER NZ$ accounts only**

Note: If you do not select a Method of Payment, or the details that you provide are not sufficient to effect an electronic transfer, you will be paid by cheque.

Electronic Transfer Details: Please complete the boxes below if you wish to be paid by electronic transfer.

If you have previously provided bank account details to Carter Holt Harvey's share register, Computershare Investor Services Limited you want your payment made to that account, please tick here: ☑ **USE ~~[illegible]~~ ACCOUNT DETAILS** AS STATED BELOW

Otherwise, complete the details below.

Account Name: ANZ NOMINEES LIMITED

NZ Bank Account Number: 01 0053 0010077 00

Overseas Bank Account Number:

Bank Name: ANZ BANK LIMITED Branch:

Bank Address: GPO BOX 9412 WELLINGTON

Bank's Swift Code/Sort Code/BSB Code:

(Only overseas shareholders need complete)

Other Information: SHANTHINI DORAIRAJ +61-3-9273 2572

(Overseas shareholders to provide any other information required to effect an electronic transfer to them)

CH



PLEASE SIGN THIS SECTION

FOR AN INDIVIDUAL OR HOLDER OF POWER OF ATTORNEY	FOR A COMPANY
Signed by the shareholder(s):	*Signed by the shareholder by:* *Director/Authorised signatory*

DATED the ____________________ day of ____________________ 2006

NOTES AND INSTRUCTIONS FOR COMPLETION

1. **INDIVIDUALS:** Individuals and attorneys should sign and date this form where marked.
2. **COMPANIES:** Companies must sign in accordance with the Companies Act 1993 and their constitution (if any), and date this form where marked.
3. **METHOD OF PAYMENT: All payments will be made in New Zealand dollars.** You should select a Method of Payment. If you do not, or if you do not provide sufficient details to enable an electronic transfer to you, you will be paid by cheque. Overseas shareholders should take particular care to provide **all** information that is required to make an electronic transfer to them. If they do not, payment will be made by cheque to them, and neither Rank nor Computershare Investor Services Limited has any responsibility to verify any such details. Overseas shareholders who have not provided a New Zealand bank account and that elect to be paid by electronic transfer will need to make their own arrangements with their bank to ensure that their designated account is capable of receiving a funds transfer in New Zealand dollars. Your bank may charge you fees in relation to receipt of an electronic transfer.
4. **JOINT HOLDERS:** If the CHH Shares are registered in the names of joint holders, all holders must sign this form.
5. **POWER OF ATTORNEY:** If this form is signed under a power of attorney, the relevant power of attorney must be submitted with thi[s] form for noting and return, and the certificate of non-revocation of power of attorney printed below must be completed. Where such power of attorney has already been noted by Carter Holt Harvey, then this fact must be stated under the signature of the attorney and [a] copy of any acknowledgement from Carter Holt Harvey attached.
6. **ON COMPLETION:** Place the signed form in the enclosed reply-paid envelope and hand deliver or post to Computershare at the address below, or fax the signed form to the number provided, as soon as possible, but in any event so as to be received not later than the closing date for the Offer (which is, at the date of the Offer, 21 March 2006, but which may be extended under the Takeovers Code

   Computershare Investor Services Limited
   Re: Carter Holt Harvey Takeover Offer
   Level 2, 159 Hurstmere Road
   Takapuna
   Private Bag 92119
   Auckland
   New Zealand
   Telephone: +64 9 488 8777
   Facsimile: +64 9 488 8787

7. **PREVIOUS SALE:** If you have sold all of your CHH Shares, please immediately pass this form together with the Offer documents to the purchasers of such CHH Shares or the sharebroker through whom the sale was made. If you have sold part of your shareholding, record that fact on this form by amending the number of CHH Shares noted as being held by you on the face of this form. Please also refer to the more detailed instructions contained in the Offer document.
8. **INTERPRETATION:** In this form, references to the shareholder in the singular shall include the plural.

IF YOU ARE IN ANY DOUBT ABOUT THE PROCEDURE FOR ACCEPTANCES, PLEASE CALL COMPUTERSHARE INVESTOR SERVICES LIMITED ON +64 9 488 8777, OR 0800 005 675 (IN NZ), 1300 733 434 (IN AUSTRALIA) OR +61 3 9415 4234 (ELSEWHERE IN THE WORLD).

IF SIGNING UNDER POWER OF ATTORNEY THE ATTORNEY(S) SIGNING MUST SIGN THE FOLLOWING CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

Executed by ANZ Nominees Limited ("ANZN") by its Duly Authorised Attorneys

I/WE [signature] [signature]

(Insert name of Attorney(s) signing)

under the Substitutionary Power of Attorney dated 3/1/1999 ("the Donor") who certify that they are either not

of

(Address and Occupation)

less than a Level 1 officer employed by Australia and New Zealand Banking Group Limited and engaged solely in the business of ANZN or have been validly appointed as Principal Attorney of ANZN, and ...

HEREBY CERTIFIES: 16/3/2006.

(a) that by a Power of Attorney dated the ________ day of ________ the Shareholder named and described on the face of this form (the **Donor**) appointed me/us his/her/its/their attorney on the terms and conditions set out in that Power of Attorney, which terms authorise me to sign this form of acceptance and transfer; and

(b) that I/we have executed the form printed on the face of this document as attorney under that Power of Attorney and pursuant to the powers thereby conferred upon me/us; and

(c) that at the date hereof I/we have not received any notice or information of the revocation of that Power of Attorney by the death (or winding up) of the Donor or otherwise.

Signed at LEVEL 25, 530 COLLINS ST. MELBOURNE VIC 3000 this 16TH day of MARCH 2006

Signature of Attorney(s)

NOTE: Your signature does not require witnessing.

Stearne, Martin

From: Matthew.Hammet@nab.com.au
Sent: Thursday, 16 March 2006 5:53 p.m.
To: Stearne, Martin
Subject: CHY Acceptance

Hi Martin

Pls treat the following as official confirmation as requested:

"We are a custodian for an investor holding shares in CAH and we have received instructions to accept Rank's offer of $2.75 per share on the blue withdrawable form in respect of 6,481,192 shares. We expect to have the paperwork for this completed and sent to the registry on Friday 17 March.

thanks
Matthew

Matthew Hammet
Client Relationship Manager, NAB Custodian Services
National Australia Bank

Level 21, 500 Bourke St
Tel: +61 (0)3 8641 1526 | Fax: +61 (1)3 0055 6414 | Mob: 0400 129 306
Email: Matthew.Hammet@nab.com.au



(22)

DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice) [ ]

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice) 

B. Preliminary

1. Name	Rhys Jones
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex Chief Operating Officer
5. Date of this disclosure notice	~~15-Mar-06~~ 16 March 2006

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Rhys Jones
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	12-Dec-05
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	14-Mar-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Acquisition of shares on redundancy through transfer from Carter Holt Group Trustee Limited (Class 34)
14. Consideration (as required by regulation 10)	$1.26 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	Nil
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	1,350 ordinary shares

G. Signature (as required by regulation 14) [signature]

16 March 2006

NZX

DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)

Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	√

B. Preliminary

1. Name	Rhys Jones
2. NZX company code of issuer	CAH
Name of issuer	Carter Holt Harvey Limited
3. Name of related body corporate (if applicable)	
4. Position you hold in the issuer	ex Chief Operating Officer
5. Date of this disclosure notice	~~15-Mar-06~~ 16 March 2006

RJ

C. Nature of relevant interest

6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Carter Holt Group Trustee Limited
7. Class and type of security (as required by regulation 6B or regulation 8)	Ordinary Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Beneficial owner of shares subject to restriction under the s.166 staff share purchase scheme

D. Date (for initial disclosure)

9. Date of disclosure obligation (as required by regulation 6C)	

E. Transaction (for ongoing disclosure)

10. Date of last disclosure (as required by regulation 13)	27-Aug-04
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)	14-Mar-06
12. Number of transactions (as required by regulation 12(2), if applicable)	One
13. Nature or type of transaction (as required by regulation 11(1)(a))	Transfer of shares from Carter Holt Group Trustee Limited on employee's redundancy (Class 34)
14. Consideration (as required by regulation 10)	$1.26 per share
15. Number of securities held prior, set out by class and type (as required by regulation 8)	1,350 ordinary shares
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	1,350 ordinary shares

F. Extent of relevant interest

17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Nil

G. Signature (as required by regulation 14)

	[signature]

16 March 2006

MetRule 3.19A.2

Appendix 3Y



Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	CARTER HOLT HARVEY LIMITED
ABN	48 050 319 152

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	8 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Graeme Hart and his associated interests are the sole shareholders in Rank Group Limited which owns Rank Group Investments Limited which in turn is a substantial security holder in Carter Holt Harvey Limited.
Date of change	8 March 2006 – 14 March 2006
No. of securities held prior to change	1,138,394,906
Class	Ordinary shares
Number acquired	18,325,011
Number disposed	97,721
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NZ$2.75 per share
No. of securities held after change	1,156,622,196

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisitions represents acceptances received under and in respect of the takeover offer dated 20 February 2006, being regular acceptances in respect of 12,400,903 shares and acceptances through an acceptance facility established by Rank in respect of 5,924,108 shares. Dispositions represent acceptances withdrawn through the acceptance facility in respect of 97,721 shares.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.